Registration No. 333-154807

FORM T-1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ☑

THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

New York	13-5160382
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

TOLL BROTHERS FINANCE CORP.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	23-3097271 (I.R.S. employer identification no.)
Toll Brothers, Inc.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	23-2416878 (I.R.S. employer identification no.)

Table of Additional Registrants

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
110-112 Third Ave. Realty Corp.	New York	13-1940046
Amwell Chase, Inc.	Delaware	23-2551304
Bunker Hill Estates, Inc.	Delaware	23-2535037
Chesterbrooke, Inc.	Delaware	23-2485513
Connecticut Land Corp.	Delaware	23-2533514
Daylesford Development Corp.	Delaware	23-2511943
ESE Consultants, Inc.	Delaware	23-2432981
Fairway Valley, Inc.	Delaware	23-2432976
First Brandywine Finance Corp.	Delaware	23-2737486
First Brandywine Investment Corp. II	Delaware	23-2731790
First Brandywine Investment Corp. III	Delaware	23-2820213
First Brandywine Investment Corp. IV	Delaware	61-1443340
First Huntingdon Finance Corp.	Delaware	23-2485787
Franklin Farms G.P., Inc.	Delaware	23-2486303
HQZ Acquisitions, Inc.	Michigan	38-3149633
MA Limited Land Corporation	Delaware	23-2523560
Maple Point, Inc.	Delaware	23-2551803
Maryland Limited Land Corporation	Delaware	23-2499816
Polekoff Farm, Inc.	Pennsylvania	23-2417142
SH Homes Corporation	Michigan	38-3392296
SI Investment Corporation	Michigan	38-3298884
Springfield Chase, Inc.	Delaware	23-2538985
Stewarts Crossing, Inc.	Delaware	23-2547222

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
TB Proprietary Corp.	Delaware	23-2485790
TB Proprietary LP, Inc.	Delaware	23-3066217
Tenby Hunt, Inc.	Delaware	23-2682947
The Silverman Building Companies, Inc.	Michigan	38-3075345
Toll Architecture I, P.A.	Delaware	20-4889260
Toll Architecture, Inc.	Delaware	20-3532291
Toll AZ GP Corp.	Delaware	23-2815680
Toll Bay Corp.	Delaware	57-1195220
Toll Bay Corp. II	Delaware	56-2489898
Toll Bros. of Arizona, Inc.	Arizona	23-2906398
Toll Bros. of North Carolina, Inc.	North Carolina	23-2777389
Toll Bros. of North Carolina II, Inc.	North Carolina	23-2990315
Toll Bros. of North Carolina III, Inc.	North Carolina	23-2993276
Toll Bros. of Tennessee, Inc.	Delaware	51-0385724
Toll Bros., Inc.	Delaware	23-2600117
Toll Bros., Inc.	Pennsylvania	23-2417123
Toll Bros., Inc.	Texas	23-2896374
Toll Brothers AZ Construction Company	Arizona	23-2832024
Toll Brothers Canada USA, Inc.	Delaware	20-4250532
Toll Brothers Real Estate, Inc.	Pennsylvania	23-2417116
Toll Buckeye Corp.	Delaware	56-2489916
Toll Buckeye Corp. II	Delaware	56-2489918
Toll CA GP Corp.	California	23-2748091
Toll Centennial Corp.	Delaware	56-2489913
Toll CO GP Corp.	Colorado	23-2978190
Toll Copper Corp.	Delaware	56-2489926

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll Copper Corp. II	Delaware	56-2489925
Toll Corp.	Delaware	23-2485860
Toll Development Company, Inc.	Michigan	38-3180742
Toll Diamond Corp.	Delaware	57-1195241
Toll Diamond Corp. II	Delaware	56-2489912
Toll Dominion Corp.	Delaware	57-1195222
Toll Dominion Corp. II	Delaware	56-2489897
Toll Empire Corp.	Delaware	57-1195218
Toll Empire Corp. II	Delaware	56-2489900
Toll Finance Corp.	Delaware	23-2978196
Toll FL GP Corp.	Florida	23-2796288
Toll GA GP Corp.	Georgia	20-5853882
Toll Garden Corp.	Delaware	55-0883946
Toll Garden Corp. II	Delaware	56-2489899
Toll Golden Corp.	Delaware	56-2489904
Toll Granite Corp.	Delaware	57-1195215
Toll Granite Corp. II	Delaware	56-2489902
Toll Great Lakes Corp.	Delaware	56-2489914
Toll Great Lakes Corp. II	Delaware	56-2489920
Toll Holdings, Inc.	Delaware	23-2569047
Toll IL GP Corp.	Illinois	23-2967049
Toll Keystone Corp.	Delaware	57-1195238
Toll Keystone Corp. II	Delaware	56-2489895
Toll Land Corp. No. 6	Pennsylvania	23-2417134
Toll Land Corp. No. 10	Delaware	23-2551776
Toll Land Corp. No. 20	Delaware	23-2551793

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll Land Corp. No. 43	Delaware	23-2737488
Toll Land Corp. No. 45	Delaware	23-2737050
Toll Land Corp. No. 46	Delaware	23-2737483
Toll Land Corp. No. 47	Delaware	23-2737359
Toll Land Corp. No. 48	Delaware	23-2860557
Toll Land Corp. No. 49	Delaware	23-2860562
Toll Land Corp. No. 50	Delaware	23-2860513
Toll Land Corp. No. 51	Delaware	23-2959185
Toll Land Corp. No. 52	Delaware	23-2966099
Toll Land Corp. No. 53	Delaware	23-2978200
Toll Land Corp. No. 55	Delaware	23-2978124
Toll Land Corp. No. 56	Delaware	23-2978119
Toll Land Corp. No. 58	Delaware	23-3097273
Toll Land Corp. No. 59	Delaware	23-3097278
Toll Land Corp. No. 60	Delaware	23-3097277
Toll Lone Star Corp.	Delaware	56-2489928
Toll Lone Star Corp. II	Delaware	56-2489927
Toll LTC Successor Corp.	Nevada	20-5854053
Toll Management AZ Corp.	Delaware	51-0385727
Toll Management VA Corp.	Delaware	51-0385725
Toll Manhattan I, Inc.	New York	20-2255686
Toll MD Builder Corp.	Maryland	20-0355148
Toll MI GP Corp.	Michigan	23-2917543
Toll Mid-Atlantic LP Company, Inc.	Delaware	57-1195257
Toll Mid-Atlantic Note Company, Inc.	Delaware	57-1195252
Toll Midwest LP Company, Inc.	Delaware	56-2489924

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll Midwest Note Company, Inc.	Delaware	56-2489923
Toll MN GP Corp.	Minnesota	20-0099962
Toll NC GP Corp.	North Carolina	23-2760759
Toll NH GP Corp.	New Hampshire	23-3048998
Toll NJ Builder Corp.	New Jersey	74-3083211
Toll NJX-I Corp.	Delaware	51-0413821
Toll NJX-II Corp.	Delaware	51-0413826
Toll NJX III Corp.	Delaware	74-3083754
Toll NJX IV Corp.	Delaware	74-3083774
Toll Northeast LP Company, Inc.	Delaware	57-1195250
Toll Northeast Note Company, Inc.	Delaware	57-1195240
Toll Northeast Services, Inc.	Delaware	20-3714378
Toll Nutmeg Corp.	Delaware	57-1195212
Toll Nutmeg Corp. II	Delaware	56-2489901
Toll NV GP Corp.	Nevada	23-2928710
Toll OH GP Corp.	Ohio	23-2878722
Toll Old Line Corp.	Delaware	57-1195233
Toll Old Line Corp. II	Delaware	56-2489896
Toll PA Builder Corp.	Pennsylvania	87-0693313
Toll PA GP Corp.	Pennsylvania	23-2687561
Toll PA II GP Corp.	Pennsylvania	03-0395069
Toll PA III GP Corp.	Pennsylvania	20-1934096
Toll Palmetto Corp.	Delaware	57-1195245
Toll Palmetto Corp. II	Delaware	56-2489911
Toll Peppertree, Inc.	New York	23-2709097
Toll Philmont Corporation	Delaware	23-2526635

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll Plantation Corp.	Delaware	57-1195217
Toll Plantation Corp. II	Delaware	56-2489903
Toll Prairie Corp.	Delaware	56-2489915
Toll Realty Holdings Corp. I	Delaware	23-2954512
Toll Realty Holdings Corp. II	Delaware	23-2954511
Toll Realty Holdings Corp. III	Delaware	23-2954510
Toll RI GP Corp.	Rhode Island	23-3020194
Toll Sagebrush Corp.	Delaware	56-2489919
Toll SC GP Corp.	South Carolina	23-3094328
Toll Southeast LP Company, Inc.	Delaware	57-1195213
Toll Southeast Note Company, Inc.	Delaware	57-1195261
Toll Southwest LP Company, Inc.	Delaware	56-2489922
Toll Southwest Note Company, Inc.	Delaware	56-2489921
Toll Sunshine Corp.	Delaware	57-1195251
Toll Sunshine Corp. II	Delaware	56-2489909
Toll Tar Heel Corp.	Delaware	57-1195249
Toll Tar Heel Corp. II	Delaware	56-2489910
Toll TN GP Corp.	Tennessee	23-2886926
Toll TX GP Corp.	Delaware	23-2796291
Toll VA GP Corp.	Delaware	23-2551790
Toll VA Member Two, Inc.	Delaware	51-0385726
Toll WestCoast LP Company, Inc.	Delaware	56-2489917
Toll WestCoast Note Company, Inc.	Delaware	59-3790049
Toll Wood Corporation	Delaware	23-2533529
Toll WV GP Corp.	West Virginia	20-3337780
Toll YL, Inc.	California	23-2898272

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Valley Forge Conservation Holding GP Corp.	Pennsylvania	73-1636768
Warren Chase, Inc.	Delaware	23-2518740
Windsor Development Corp.	Pennsylvania	23-2432983
51 N. 8th Street L.P.	New York	23-2796304
Afton Chase, L.P.	Pennsylvania	23-2760770
Audubon Ridge, L.P.	Pennsylvania	23-2668976
Beaumont Chase, L.P.	Pennsylvania	23-2910269
Belmont Land, L.P.	Virginia	23-2810333
Bernards Chase, L.P.	New Jersey	23-2796287
Binks Estates Limited Partnership	Florida	23-2796300
Blue Bell Country Club, L.P.	Pennsylvania	23-2668975
Branchburg Ridge, L.P.	New Jersey	23-2918996
Brass Castle Estates, L.P.	New Jersey	23-2921715
Bridle Estates, L.P.	Pennsylvania	23-2855510
Broad Run Associates, L.P.	Pennsylvania	23-2979479
Buckingham Woods, L.P.	Pennsylvania	23-2689274
Bucks County Country Club, L.P.	Pennsylvania	23-2878689
Calabasas View, L.P.	California	23-2785219
CC Estates Limited Partnership	Massachusetts	23-2748927
Charlestown Hills, L.P.	New Jersey	23-2855658
Chellis Hill Limited Partnership	Massachusetts	20-2489463
Cheltenham Estates Limited Partnership	Michigan	23-2968590
Chesterbrooke Limited Partnership	New Jersey	23-2485378
Cobblestones at Thornbury, L.P.	Pennsylvania	23-2774674
Cold Spring Hunt, L.P.	Pennsylvania	23-2702468
Concord Chase, L.P.	Pennsylvania	23-2897949

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Cortlandt Chase, L.P.	New York	23-2928875
Dolington Estates, L.P.	Pennsylvania	23-2760781
Dominion Country Club, L.P.	Virginia	23-2984309
Eagle Farm Limited Partnership	Massachusetts	23-2760777
Estates at Coronado Pointe, L.P.	California	23-2796299
Estates at Princeton Junction, L.P.	New Jersey	23-2760779
Estates at Rivers Edge, L.P.	New Jersey	23-2748080
Estates at San Juan Capistrano, L.P.	California	23-2796301
Fair Lakes Chase, L.P.	Virginia	23-2955092
Fairfax Investment, L.P.	Virginia	23-2982190
Fairfax Station Hunt, L.P.	Virginia	23-2680894
Fairway Mews Limited Partnership	New Jersey	23-2621939
Farmwell Hunt, L.P.	Virginia	23-2822996
First Brandywine Partners, L.P.	Delaware	51-0385730
Franklin Oaks Limited Partnership	Massachusetts	23-2838925
Great Falls Hunt, L.P.	Virginia	23-2719371
Great Falls Woods, L.P.	Virginia	23-2963544
Greens at Waynesborough, L.P.	Pennsylvania	23-2740013
Greenwich Chase, L.P.	New Jersey	23-2709793
Greenwich Station, L.P.	New Jersey	23-2816336
Hoboken Land LP	New Jersey	20-1466751
Hockessin Chase, L.P.	Delaware	23-2944970
Holland Ridge, L.P.	New Jersey	23-2785227
Holliston Hunt Limited Partnership	Massachusetts	23-2922701
Hopewell Hunt, L.P.	New Jersey	23-2838289
Huckins Farm Limited Partnership	Massachusetts	23-2740411

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Hunter Mill, L.P.	Virginia	23-2711430
Hunterdon Chase, L.P.	New Jersey	23-2774673
Hunterdon Ridge, L.P.	New Jersey	23-2944965
Huntington Estates Limited Partnership	Connecticut	23-2855662
Hurley Ridge Limited Partnership	Maryland	23-2954935
Kensington Woods Limited Partnership	Massachusetts	23-2701194
Laurel Creek, L.P.	New Jersey	23-2796297
Loudoun Valley Associates, L.P.	Virginia	23-3025878
Manalapan Hunt, L.P.	New Jersey	23-2806323
Mill Road Estates, L.P.	Pennsylvania	23-2954934
Montgomery Chase, L.P.	New Jersey	23-2745356
Moorestown Hunt, L.P.	New Jersey	23-2810335
Mount Kisco Chase, L.P.	New York	23-2796641
NC Country Club Estates Limited Partnership	North Carolina	23-2917299
Newtown Chase Limited Partnership	Connecticut	23-2818660
Northampton Crest, L.P.	Pennsylvania	23-2944980
Northampton Preserve, L.P.	Pennsylvania	23-2901212
Patriots, L.P.	New Jersey	23-2941041
Preston Village Limited Partnership	North Carolina	23-2806570
Princeton Hunt, L.P.	New Jersey	23-2747998
Providence Plantation Limited Partnership	North Carolina	23-2855661
Regency at Dominion Valley, L.P.	Virginia	45-0497498
River Crossing, L.P.	Pennsylvania	23-2855516
Rolling Greens, L.P.	New Jersey	23-2855583
Rose Hollow Crossing Associates	Pennsylvania	23-2253629
Seaside Estates Limited Partnership	Florida	23-2870057

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Shrewsbury Hunt Limited Partnership	Massachusetts	23-2912930
Silverman-Toll Limited Partnership	Michigan	23-2986323
Somers Chase, L.P.	New York	23-2855511
Somerset Development Limited Partnership	North Carolina	23-2785223
Sorrento at Dublin Ranch I LP	California	20-3337641
Sorrento at Dublin Ranch II LP	California	20-3337654
Sorrento at Dublin Ranch III LP	California	20-3337665
South Riding, L.P.	Virginia	23-2994369
South Riding Amberlea LP	Virginia	20-0383954
South Riding Partners Amberlea LP	Virginia	20-0384024
South Riding Partners, L.P.	Virginia	23-2861890
Southport Landing Limited Partnership	Connecticut	23-2784609
Springton Pointe, L.P.	Pennsylvania	23-2810340
Stone Mill Estates, L.P.	Pennsylvania	23-3013974
Swedesford Chase, L.P.	Pennsylvania	23-2939504
TB Proprietary, L.P.	Delaware	23-3070158
TBI/Heron Bay Limited Partnership	Florida	23-2928874
TBI/Naples Limited Partnership	Florida	23-2883354
TBI/Palm Beach Limited Partnership	Florida	23-2891601
The Bird Estate Limited Partnership	Massachusetts	23-2883360
The Estates at Brooke Manor Limited Partnership	Maryland	23-2740412
The Estates at Summit Chase, L.P.	California	23-2748089
The Preserve at Annapolis Limited Partnership	Maryland	23-2838510
The Preserve at Boca Raton Limited Partnership	Florida	23-2810339

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
The Woods at Highland Lakes, L.P.	Ohio	23-2948699
The Woods at Long Valley, L.P.	New Jersey	23-2889640
Timber Ridge Investment Limited Partnership	Michigan	38-3413876
Toll at Brier Creek Limited Partnership	North Carolina	23-2954264
Toll at Daventry Park, L.P.	Ohio	23-2897947
Toll at Honey Creek Limited Partnership	Michigan	20-3675855
Toll at Payne Ranch, L.P.	California	23-2833118
Toll at Princeton Walk, L.P.	New Jersey	23-2879954
Toll at Westlake, L.P.	New Jersey	23-2963549
Toll at Whippoorwill, L.P.	New York	23-2888554
Toll Brooklyn L.P.	New York	20-1941153
Toll Bros. of Tennessee, L.P.	Tennessee	51-0386723
Toll Brothers AZ Limited Partnership	Arizona	23-2815685
Toll Brothers Maryland II Limited Partnership	Maryland	23-3027594
Toll CA, L.P.	California	23-2963547
Toll CA II, L.P.	California	23-2838417
Toll CA III, L.P.	California	23-3031827
Toll CA IV, L.P.	California	23-3029688
Toll CA V, L.P.	California	23-3091624
Toll CA VI, L.P.	California	23-3091657
Toll CA VII, L.P.	California	20-1972440
Toll CA VIII, L.P.	California	20-2328888
Toll CA IX, L.P.	California	20-3454571
Toll CA X, L.P.	California	20-3454613
Toll CA XI, L.P.	California	20-3532036

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll CA XII, L.P.	California	20-3733386
Toll CA XIII, L.P.	California	20-4249551
Toll CA XV, L.P.	California	20-4889196
Toll CA XVI, L.P.	California	20-4889219
Toll CA XVII, L.P.	California	20-5469235
Toll CA XVIII, L.P.	California	20-5378099
Toll CA XIV, L.P.	California	20-4249528
Toll CA XIX, L.P.	California	20-5853968
Toll Cliffs Urban Renewal Company LP	New Jersey	20-0383861
Toll CO, L.P.	Colorado	23-2978294
Toll Costa, L.P.	California	81-0602065
Toll CT II Limited Partnership	Connecticut	23-3041974
Toll CT Limited Partnership	Connecticut	23-2963551
Toll CT Westport Limited Partnership	Connecticut	23-3048964
Toll DE LP	Delaware	20-0660934
Toll East Naples Limited Partnership	Florida	23-2929049
Toll Estero Limited Partnership	Florida	72-1539292
Toll FL Limited Partnership	Florida	23-3007073
Toll FL II Limited Partnership	Florida	73-1657686
Toll FL III Limited Partnership	Florida	20-0135814
Toll FL IV Limited Partnership	Florida	20-1158717
Toll FL V Limited Partnership	Florida	20-2862720
Toll FL VI Limited Partnership	Florida	20-3161585
Toll FL VII Limited Partnership	Florida	20-3482591
Toll FL VIII Limited Partnership	Florida	20-4232188
Toll Ft. Myers Limited Partnership	Florida	82-0559443

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll GA LP	Georgia	20-5854013
Toll Grove LP	New Jersey	20-0215496
Toll Hudson LP	New Jersey	20-0465460
Toll IL HWCC, L.P.	Illinois	75-2985312
Toll IL, L.P.	Illinois	23-2963552
Toll IL II, L.P.	Illinois	23-3041962
Toll IL III, L.P.	Illinois	03-0382404
Toll IL IV, L.P.	Illinois	20-3733446
Toll IL WSB, L.P.	Illinois	20-1000885
Toll Jacksonville Limited Partnership	Florida	20-0204373
Toll Land IX Limited Partnership	Virginia	23-2939502
Toll Land Limited Partnership	Connecticut	23-2709099
Toll Land IV Limited Partnership	New Jersey	23-2737490
Toll Land V Limited Partnership	New York	23-2796637
Toll Land VI Limited Partnership	New York	23-2796640
Toll Land VII Limited Partnership	New York	23-2775308
Toll Land X Limited Partnership	Virginia	23-2774670
Toll Land XI Limited Partnership	New Jersey	23-2796302
Toll Land XIV Limited Partnership	New York	23-2796295
Toll Land XV Limited Partnership	Virginia	23-2810342
Toll Land XVI Limited Partnership	New Jersey	23-2810344
Toll Land XVII Limited Partnership	Connecticut	23-2815064
Toll Land XVIII Limited Partnership	Connecticut	23-2833240
Toll Land XIX Limited Partnership	California	23-2833171
Toll Land XX Limited Partnership	California	23-2838991
Toll Land XXI Limited Partnership	Virginia	23-2865738

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll Land XXII Limited Partnership	California	23-2879949
Toll Land XXIII Limited Partnership	California	23-2879946
Toll Land XXV Limited Partnership	New Jersey	23-2867694
Toll Land XXVI Limited Partnership	Ohio	23-2880687
Toll Livingston at Naples Limited Partnership	Florida	71-0902794
Toll MA Land Limited Partnership	Massachusetts	20-4889176
Toll Marshall LP	New Jersey	20-0215536
Toll MD Builder I, L.P.	Maryland	20-0355209
Toll MD Limited Partnership	Maryland	23-2963546
Toll MD II Limited Partnership	Maryland	23-2978195
Toll MD III Limited Partnership	Maryland	23-3044366
Toll MD IV Limited Partnership	Maryland	71-0890813
Toll MD V Limited Partnership	Maryland	81-0610742
Toll MD VI Limited Partnership	Maryland	20-1756721
Toll MD VII Limited Partnership	Maryland	20-2101938
Toll MD VIII Limited Partnership	Maryland	20-3675884
Toll MD IX Limited Partnership	Maryland	20-3733408
Toll MD X Limited Partnership	Maryland	20-5469282
Toll MI Limited Partnership	Michigan	23-2999200
Toll MI II Limited Partnership	Michigan	23-3015611
Toll MI III Limited Partnership	Michigan	23-3097778
Toll MI IV Limited Partnership	Michigan	20-1501161
Toll MI V Limited Partnership	Michigan	20-2489523
Toll MN, L.P.	Minnesota	20-0099987
Toll MN II, L.P.	Minnesota	20-4804528
Toll Naval Associates	Pennsylvania	23-2454576

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll NC II LP	North Carolina	20-5208447
Toll NC, L.P.	North Carolina	20-2087335
Toll NH Limited Partnership	New Hampshire	23-3048999
Toll NJ Builder I, L.P.	New Jersey	41-2089798
Toll NJ, L.P.	New Jersey	23-2963550
Toll NJ II, L.P.	New Jersey	23-2991953
Toll NJ III, L.P.	New Jersey	23-2993263
Toll NJ IV, L.P.	New Jersey	23-3038827
Toll NJ V, L.P.	New Jersey	23-3091620
Toll NJ VI, L.P.	New Jersey	23-3098583
Toll NJ VII, L.P.	New Jersey	20-2635402
Toll NJ VIII, L.P.	New Jersey	20-3337736
Toll NJ XI, L.P.	New Jersey	20-5088496
Toll Northville Golf Limited Partnership	Michigan	23-2918224
Toll Northville Limited Partnership	Michigan	23-2918130
Toll NV Limited Partnership	Nevada	23-3010602
Toll NY LP	New York	20-3887115
Toll Orlando Limited Partnership	Florida	20-2862679
Toll PA, L.P.	Pennsylvania	23-2879956
Toll PA II, L.P.	Pennsylvania	23-3063349
Toll PA III, L.P.	Pennsylvania	23-3097666
Toll PA IV, L.P.	Pennsylvania	23-3097672
Toll PA V, L.P.	Pennsylvania	03-0395087
Toll PA VI, L.P.	Pennsylvania	47-0858909
Toll PA VII, L.P.	Pennsylvania	68-0533037
Toll PA VIII, L.P.	Pennsylvania	20-0969010

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll PA IX, L.P.	Pennsylvania	20-0969053
Toll PA X, L.P.	Pennsylvania	20-2172994
Toll PA XI, L.P.	Pennsylvania	20-3733420
Toll PA XII, L.P.	Pennsylvania	20-1934037
Toll PA XIII, L.P.	Pennsylvania	20-4889135
Toll Park LP	New Jersey	20-0383903
Toll Realty Holdings LP	Delaware	23-2954509
Toll Reston Associates, L.P.	Delaware	23-3016263
Toll RI, L.P.	Rhode Island	23-3020191
Toll RI II, L.P.	Rhode Island	27-0043852
Toll SC, L.P.	South Carolina	23-3094632
Toll SC II, L.P.	South Carolina	82-0574725
Toll SC III, L.P.	South Carolina	20-4249465
Toll Stonebrae LP	California	20-3192668
Toll VA, L.P.	Virginia	23-2952674
Toll VA II, L.P.	Virginia	23-3001131
Toll VA III, L.P.	Virginia	23-3001132
Toll VA IV, L.P.	Virginia	75-2972033
Toll VA V, L.P.	Virginia	47-0887401
Toll VA VI, L.P.	Virginia	20-1972394
Toll VA VII, L.P.	Virginia	20-3675918
Toll WV LP	West Virginia	20-4249451
Toll YL, L.P.	California	23-3016250
Toll YL II, L.P.	California	80-0014182
Toll-Dublin, L.P.	California	23-3070669
Trumbull Hunt Limited Partnership	Connecticut	23-2855529

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Uwchlan Woods, L.P.	Pennsylvania	23-2838958
Valley Forge Conservation Holding, L.P.	Pennsylvania	42-1537902
Valley Forge Woods, L.P.	Pennsylvania	23-2699971
Valley View Estates Limited Partnership	Massachusetts	23-2760768
Village Partners, L.P.	Pennsylvania	81-0594073
Washington Greene Development, L.P.	New Jersey	23-2815640
Waterford Preserve LP	Virginia	20-2814766
West Amwell Limited Partnership	New Jersey	23-2570825
Whiteland Woods, L.P.	Pennsylvania	23-2833125
Willowdale Crossing, L.P.	Pennsylvania	23-2879951
Wilson Concord, L.P.	Tennessee	23-2887824
110-112 Third Ave. GC II LLC	New York	13-1940046**
110-112 Third Ave. GC LLC	New York	13-1940046**
1500 Garden St. LLC	New Jersey	20-1466751**
2301 Fallston Road LLC	Maryland	23-2963546**
5-01 — 5-17 48th Avenue GC II LLC	New York	23-2796295**
5-01 — 5-17 48th Avenue GC LLC	New York	23-2796295**
5-01 — 5-17 48th Avenue II LLC	New York	23-2796295**
5-01 — 5-17 48th Avenue LLC	New York	23-2796295**
51 N. 8th Street GC II LLC	New York	23-2796304**
51 N. 8th Street GC LLC	New York	23-2796304**
51 N. 8th Street I LLC	New York	23-2709097**
60 Industrial Parkway Cheektowaga, LLC	New York	23-2796640**
700 Grove Street Urban Renewal, LLC	New Jersey	20-0215496**
Arbor Hills Development LLC	Michigan	20-1501161**
Arthur’s Woods, LLC	Maryland	23-2963546**

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Arundel Preserve #6, LLC	Maryland	20-2101938**
Arundel Preserve #10a, LLC	Maryland	20-2101938**
Belmont Country Club I LLC	Virginia	23-2810333**
Belmont Country Club II LLC	Virginia	23-2810333**
Big Branch Overlook L.L.C.	Maryland	23-2978195**
Block 255 LLC	New Jersey	20-1466751**
Brier Creek Country Club I LLC	North Carolina	23-2954264**
Brier Creek Country Club II LLC	North Carolina	23-2954264**
C.B.A.Z. Construction Company LLC	Arizona	51-0385729**
C.B.A.Z. Holding Company LLC	Delaware	51-0385729
Colonial 40 I, LLC	Florida	20-2862720**
Colonial 40 II, LLC	Florida	20-2862720**
Component Systems I LLC	Delaware	23-2417123**
Component Systems II LLC	Delaware	23-2417123**
Creeks Farm L.L.C.	Maryland	23-2978195**
CWG Construction Company LLC	New Jersey	20-1104737
Dominion Valley Country Club I LLC	Virginia	23-2984309**
Dominion Valley Country Club II LLC	Virginia	23-2984309**
Feys Property LLC	Maryland	23-2978195**
First Brandywine LLC I	Delaware	23-2731790**
First Brandywine LLC II	Delaware	23-2731790**
First Brandywine LLC III	Delaware	61-1443340**
First Brandywine LLC IV	Delaware	61-1443340**
Frenchman’s Reserve Realty, LLC	Florida	23-2417123**
Golf I Country Club Estates at Moorpark LLC	California	23-2963547**

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Golf II Country Club Estates at Moorpark LLC	California	23-2963547**
Hawthorn Woods Country Club II LLC	Illinois	75-2985312**
High Pointe at Hopewell, LLC	New Jersey	23-3098583**
Hoboken Cove LLC	New Jersey	20-1466751**
Hoboken Land I LLC	Delaware	20-1466751**
Hunts Bluff LLC	Maryland	23-2978195**
Jacksonville TBI Realty LLC	Florida	23-2417123**
Lighthouse Point Land Company, LLC	Florida	20-0135814
Long Meadows TBI, LLC	Maryland	23-3044366**
Longmeadow Properties LLC	Maryland	23-3044366**
Martinsburg Ventures, L.L.C.	Virginia	23-2865738**
Mizner Realty, L.L.C.	Florida	23-2417123**
Naples Lakes Country Club, L.L.C.	Florida	23-2883354**
Naples TBI Realty, LLC	Florida	23-2417123**
Orlando TBI Realty LLC	Florida	23-2417123**
Palm Cove Golf & Yacht Club I LLC	Florida	23-3007073**
Palm Cove Golf & Yacht Club II LLC	Florida	23-3007073**
Palm Cove Marina I LLC	Florida	23-3007073**
Palm Cove Marina II LLC	Florida	23-3007073**
Paramount Village LLC	California	23-2748091**
Phillips Drive LLC	Maryland	23-3044366**
Prince William Land I LLC	Virginia	23-2774670**
Prince William Land II LLC	Virginia	23-2774670**
Regency at Denville LLC	New Jersey	23-2810344**
Regency at Dominion Valley LLC	Virginia	23-2984309**
Regency at Long Valley I LLC	New Jersey	23-3038827**

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Regency at Long Valley II LLC	New Jersey	23-3038827**
Regency at Mansfield I LLC	New Jersey	23-3038827**
Regency at Mansfield II LLC	New Jersey	23-3038827**
Regency at Washington I LLC	New Jersey	23-3098583**
Regency at Washington II LLC	New Jersey	23-3098583**
Sapling Ridge, LLC	Maryland	23-2978195**
South Riding Realty LLC	Virginia	23-2861890**
SR Amberlea LLC	Virginia	20-0383954**
SRLP II LLC	Virginia	23-2994639
Tampa TBI Realty LLC	Florida	23-2417123**
TB Kent Partners LLC	Delaware	20-3887115**
The Regency Golf Club I LLC	Virginia	23-2984309**
The Regency Golf Club II LLC	Virginia	23-2984309**
The Ridges at Belmont Country Club I LLC	Virginia	23-2810333*
The Ridges at Belmont Country Club II LLC	Virginia	23-2810333*
Toll Austin TX LLC	Texas	26-0389752
Toll Cedar Hunt LLC	Virginia	23-2994369**
Toll CO I LLC	Colorado	23-2978294**
Toll Corners LLC	Delaware	23-2709099**
Toll Dallas TX LLC	Texas	26-0389704
Toll DE X, LLC	Delaware	82-0571193
Toll DE X II, LLC	Delaware	20-1220599
Toll EB, LLC	Delaware	23-2810344**
Toll Equipment, L.L.C.	Delaware	23-2417123**
Toll FL I, LLC	Florida	23-3007073

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll Glastonbury LLC	Connecticut	23-3041974**
Toll Henderson LLC	Nevada	56-2489922**
Toll Hoboken LLC	Delaware	20-0465460**
Toll IN LLC	Indiana	23-2417123**
Toll Jupiter LLC	Florida	20-3368529
Toll Locust Hill LLC	Maryland	20-3675884**
Toll MD I, L.L.C.	Maryland	23-2737488**
Toll MD II LLC	Maryland	23-2740412**
Toll Morgan Street LLC	Delaware	20-5088496**
Toll NJ I, L.L.C.	New Jersey	23-3091620**
Toll NJ II, L.L.C.	New Jersey	23-3091620**
Toll NJ III, LLC	New Jersey	23-2417123**
Toll North LV LLC	Nevada	56-2489922**
Toll North Reno LLC	Nevada	56-2489922**
Toll NV Holdings LLC	Nevada	56-2489922**
Toll Realty L.L.C.	Florida	23-2417123**
Toll Reston Associates, L.L.C.	Delaware	23-2551790**
Toll San Antonio TX LLC	Texas	20-4888966
Toll South LV LLC	Nevada	56-2489922**
Toll South Reno LLC	Nevada	56-2489922**
Toll Stratford LLC	Virginia	20-3116806
Toll VA L.L.C.	Delaware	51-0385728
Toll VA III L.L.C.	Virginia	23-2417123**
Toll Van Wyck, LLC	New York	23-2796637**
Toll Vanderbilt I LLC	Rhode Island	23-3020194**
Toll Vanderbilt II LLC	Rhode Island	51-1195217**

Exact Name of Registrant	State or Other Jurisdiction	IRS Employer
as specified in its charter	of Incorporation or Organization	Identification Number
Toll-Dublin, LLC	California	23-3070669**
Vanderbilt Capital LLC	Rhode Island	56-2421664
Virginia Construction Co. I, LLC	Virginia	23-2417123**
Virginia Construction Co. II, LLC	Virginia	23-2417123**

**	Uses Employer Identification Number used by its sole member.

250 Gibraltar Road Horsham, Pennsylvania (Address of principal executive offices)	19044 (Zip code)

Senior Debt Securities
and Guarantees of Senior Debt Securities
(Title of the indenture securities)

1. General information. Furnish the following information as to the Trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of New York	One State Street, New York, N.Y. 10004-1417, and Albany, N.Y. 12223

Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y. 10045

Federal Deposit Insurance Corporation	Washington, D.C. 20429

New York Clearing House Association	New York, New York 10005
(b)	Whether it is authorized to exercise corporate trust powers.
     Yes.
2. Affiliations with Obligor.
     If the obligor is an affiliate of the trustee, describe each such affiliation.
     None.
16. List of Exhibits.
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121195).

6.	The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152735).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE
     Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 6th day of April, 2009.

THE BANK OF NEW YORK MELLON
By:	/S/ SCOTT KLEIN
	Name:	SCOTT KLEIN
	Title:	ASSISTANT TREASURER

EXHIBIT 7
Consolidated Report of Condition of
THE BANK OF NEW YORK MELLON
of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business December 31, 2008, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts
In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	4,440,000
Interest-bearing balances	87,807,000
Securities:
Held-to-maturity securities	7,327,000
Available-for-sale securities	32,572,000
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	373,000
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	32,827,000
LESS: Allowance for loan and lease losses	357,000
Loans and leases, net of unearned income and allowance	32,470,000
Trading assets	10,665,000
Premises and fixed assets (including capitalized leases)	1,098,000
Other real estate owned	8,000
Investments in unconsolidated subsidiaries and associated companies	795,000
Not applicable
Intangible assets:
Goodwill	4,908,000
Other intangible assets	1,606,000
Other assets	11,095,000

Dollar Amounts
In Thousands
Total assets	195,164,000

LIABILITIES
Deposits:
In domestic offices	85,286,000
Noninterest-bearing	54,008,000
Interest-bearing	31,278,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	72,497,000
Noninterest-bearing	1,558,000
Interest-bearing	70,939,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	454,000
Securities sold under agreements to repurchase	75,000
Trading liabilities	8,365,000
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	6,256,000
Not applicable
Not applicable
Subordinated notes and debentures	3,490,000
Other liabilities	7,018,000

Total liabilities	183,441,000

Minority interest in consolidated subsidiaries	350,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	8,276,000
Retained earnings	6,810,000
Accumulated other comprehensive income	-4,848,000
Other equity capital components	0
Total equity capital	11,373,000

Total liabilities, minority interest, and equity capital	195,164,000

     I, Thomas P. Gibbons, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
Thomas P. Gibbons,
Chief Financial Officer
     We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Gerald L. Hassell
Steven G. Elliott
Robert P. Kelly	Directors